UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
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FORM 15

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CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-39465

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HORIZON ACQUISITION CORPORATION
(Exact name of registrant as specified in its charter)

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600 Stemboat Road, Suite 200

Greenwhich, CT, 06830

(203) 298-5300

 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one Class A Ordinary Share and one-third of one Warrant

Class A Ordinary Shares, $0.0001 par value

Warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None*

*Effective October 18, 2021, Horizon Acquisition Corporation merged with and into Vivid Seats Inc., with Vivid Seats Inc. surviving such merger.

Pursuant to the requirements of the Securities Exchange Act of 1934, Horizon Acquisition Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Horizon Acquisition Corporation

Date: November 1, 2021	By:	/s/ Todd L. Boehly
	Name:	Todd L. Boehly
	Title:	Chairman, Chief Executive Officer and Chief Financial Officer